SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

STRATEGIC HOTELS & RESORTS, INC.

(Name of Subject Company (Issuer))

STRATEGIC HOTELS & RESORTS, INC.

(Names of Filing Persons (Issuer and Offeror))

8.50% Series A Cumulative Redeemable Preferred Stock, $0.01 Par Value Per Share

8.25% Series B Cumulative Redeemable Preferred Stock, $0.01 Par Value Per Share

8.25% Series C Cumulative Redeemable Preferred Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

Series A: 86272T 304, 86272T 205

Series B: 86272T 403

Series C: 86272T 502

(CUSIP Number of Class of Securities)

Laurence S. Geller

President, Chief Executive Officer and Director

Strategic Hotels & Resorts, Inc.

200 West Madison Street, Suite 1700

Chicago, Illinois 60606-3415

(312) 658-5000

With copies to:

Michael L. Zuppone, Esq.

Paul Hastings LLP

75 East 55th Street

New York, New York 10022

(212) 318-6000

(Name, Address and Telephone Numbers of Persons

Authorized to Receive Notices and Communications on Behalf of Filing Persons)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee*
$125,857,747.00	$14,423.30

*	Calculated solely for purposes of determining the amount of the filing fee and based upon a transaction value of $125,857,747.00. The amount of the filing fee, $114.60 for each $1,000,000 of transaction value, was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Filing Party:
Form or Registration No.:	Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Introductory Statement

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is being filed by Strategic Hotels & Resorts, Inc., a Maryland corporation (“Strategic”). This Schedule TO relates to the offers by Strategic to purchase for cash up to 4,716,981 shares of its issued and outstanding (i) 8.25% Series C Cumulative Redeemable Preferred Stock, $0.01 par value per share (the “Series C Shares”), at a purchase price of $26.50 per share, (ii) 8.25% Series B Cumulative Redeemable Preferred Stock, $0.01 par value per share (the “Series B Shares”), at a purchase price of $26.50 per share and (iii) 8.5% Series A Cumulative Redeemable Preferred Stock, $0.01 par value per share (the “Series A Shares,” and, together with the Series C Shares and the Series B Shares, the “Preferred Shares”), at a purchase price of $26.70 per share, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 7, 2011 (the “Offer to Purchase”), a copy of which is filed herewith as Exhibit (a)(1)(A), and in the related Letters of Transmittal, copies of which are filed herewith as Exhibit (a)(1)(B), (a)(1)(C) and (a)(1)(D) (which, together with any amendments or supplements thereto, collectively constitute the “Offers”).

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. The information in the Offer to Purchase and the related Letters of Transmittal is incorporated herein by reference as set forth below.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Purchase entitled “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address.

The name of subject company, and the address and telephone number of its principal executive offices are as follows:

Strategic Hotels & Resorts, Inc.

200 West Madison Street, Suite 1700

Chicago, Illinois 60606-3415

(312) 658-5000

(b) Securities.

The information set forth on the cover page of the Offer to Purchase is incorporated herein by reference.

(c) Trading Market and Price.

The information set forth in the Offer to Purchase in the section entitled “Market Prices of and Dividends on the Preferred Shares” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address.

This Schedule TO is an issuer tender offer made by Strategic, which is both the filing person and the subject company. The business address and telephone number of Strategic are set forth under Item 2(a) above.

The names of the executive officers and directors of Strategic who are persons specified in Instruction C to Schedule TO are set forth below. The business address for each such person is: c/o Strategic Hotels & Resorts, Inc., 200 West Madison Street, Suite 1700, Chicago, Illinois 60606-3415 and the telephone number for each such person is (312) 658-5000.

Name	Position
Laurence S. Geller	President, Chief Executive Officer and Director
Diane M. Morefield	Executive Vice President and Chief Financial Officer
Richard J. Moreau	Executive Vice President and Chief Operating Officer
Paula C. Maggio	Senior Vice President, Secretary and General Counsel
Stephen M. Briggs	Senior Vice President and Chief Accounting Officer
Raymond L. Gellein, Jr.	Chairman of the Board
Robert P. Bowen	Director
Kenneth Fisher	Director
James A. Jeffs	Director
Richard D. Kincaid	Director
Sir David M.C. Michels	Director
William A. Prezant	Director
Eugene F. Reilly	Director

Item 4.	Terms of the Transaction.

(a) Material Terms.

The information set forth in the sections of the Offer to Purchase entitled “Summary Term Sheet,” “The Offers,” “Certain Significant Considerations” and “Material U.S. Federal Income Tax Considerations” is incorporated herein by reference.

(b) Purchases.

To the best of Strategic’s knowledge, the Preferred Shares will not be purchased from any executive officer, director or other affiliate of Strategic.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements.

(a) Agreements Involving the Subject Company’s Securities.

The documents and information set forth in the section of the Offer to Purchase entitled “Interests of Directors, Executive Officers and Affiliates” is incorporated herein by reference.

Item 6.	Purposes of the Tender Offer and Plans or Proposals.

(a) Purposes.

The information set forth in the section of the Offer to Purchase entitled “Questions and Answers About the Offers” is incorporated herein by reference.

(b) Use of Securities Acquired.

The Preferred Shares acquired in the Offers will become authorized but unissued shares.

(c) Plans.

The information set forth in the sections of the Offer to Purchase entitled “The Offers—Plan, Proposals or Negotiations” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds.

The information set forth in the section of the Offer to Purchase entitled “The Offers—Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions.

The information set forth in the section of the Offer to Purchase entitled “The Offers—Source and Amount of Funds” is incorporated herein by reference.

(c) Borrowed Funds.

The information set forth in the section of the Offer to Purchase entitled “The Offers—Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Securities of the Subject Company.

(a) Securities Ownership.

The information set forth in the sections of the Offer to Purchase entitled “Interests of Directors, Executive Officers and Affiliates” is incorporated herein by reference.

(b) Securities Transactions.

The information set forth in the sections of the Offer to Purchase entitled “Interests of Directors, Executive Officers and Affiliates” is incorporated herein by reference.

Item 9.	Persons/Assets Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations.

The information set forth in the sections of the Offer to Purchase entitled “The Offers—Dealer Managers,” “—Depositary,” “— Information Agent” and “—Soliciting Dealer Fee” is incorporated herein by reference.

Item 10.	Financial Statements.

(a) Financial Information.

Not applicable.

(b) Pro Forma Information.

Not applicable.

Item 11.	Additional Information.

Not applicable.

Item 12.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated November 7, 2011.

(a)(1)(B)	Letter of Transmittal for Series C Shares.

(a)(1)(C)	Letter of Transmittal for Series B Shares.

(a)(1)(D)	Letter of Transmittal for Series A Shares.

(a)(1)(E)	Form of Letter to Brokers, Dealers and Other Nominees.

(a)(1)(F)	Form of Letter to Clients for use by Brokers, Dealers and Other Nominees.

(a)(1)(G)	Notice of Guaranteed Delivery.

(a)(1)(H)	Letter to Preferred Stockholders.

(a)(1)(I)	Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Press release, dated November 7, 2011.

(b)	Credit Agreement, dated as of June 30, 2011, among Strategic Hotel Funding, L.L.C., Deutsche Bank Trust Company Americas, as administrative agent, and the various financial institutions as are or may become parties thereto (filed as Exhibit 10.1 to Strategic’s Current Report on Form 8-K (File No. 001-32223), filed with the SEC on July 7, 2011 and incorporated herein by reference).

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

STRATEGIC HOTELS & RESORTS, INC.

By:	/s/ Laurence S. Geller
Name: Laurence S. Geller
Title: President, Chief Executive Officer and Director

Dated: November 7, 2011

EXHIBIT INDEX

(a)(1)(A)	Offer to Purchase, dated November 7, 2011.*

(a)(1)(B)	Letter of Transmittal for Series C Shares.*

(a)(1)(C)	Letter of Transmittal for Series B Shares.*

(a)(1)(D)	Letter of Transmittal for Series A Shares.*

(a)(1)(E)	Form of Letter to Brokers, Dealers and Other Nominees.*

(a)(1)(F)	Form of Letter to Clients for use by Brokers, Dealers and Other Nominees.*

(a)(1)(G)	Notice of Guaranteed Delivery.*

(a)(1)(H)	Letter to Preferred Stockholders.*

(a)(1)(I)	Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Press release, dated November 7, 2011.*

(b)	Credit Agreement, dated as of June 30, 2011, among Strategic Hotel Funding, L.L.C., Deutsche Bank Trust Company Americas, as administrative agent, and the various financial institutions as are or may become parties thereto (filed as Exhibit 10.1 to Strategic’s Current Report on Form 8-K (File No. 001-32223), filed with the SEC on July 7, 2011 and incorporated herein by reference).

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Filed herewith.